SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Inventiva S.A.

(Name of Issuer)

Ordinary Shares, €0.01 par value per share

(Title of Class of Securities)

46124U107

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46124U107

1.	Names of Reporting Persons Frédéric Cren
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,612,224 (see Item 4 herein)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,612,224
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,612,224
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 14.6%* (See Item 4 herein)
12.	Type of Reporting Person (see instructions) IN

* Represents the percentage ownership based on 38,393,011 ordinary shares, €0.01 par value per share, of Inventiva S.A. outstanding as of July 15, 2020, as reported in the Current Report on Form 6-K filed on September 16, 2020.

Item 1(a).	Name of Issuer: Inventiva S.A.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 50 rue de Dijon, 21121 Daix, France

Item 2(a).	Name of Person Filing: Frédéric Cren

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is: c/o Inventiva S.A. 50 rue de Dijon 21121 Daix France

Item 2(c).	Citizenship: France
Item 2(d).	Title of Class of Securities: Ordinary Shares, €0.01 par value per share
Item 2(e).	CUSIP Number: 46124U107
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

As of December 31, 2020, Mr. Cren beneficially owned 5,612,224 ordinary shares, €0.01 par value per share (the “Ordinary Shares”), of Inventiva S.A. (the “Issuer”). Under the bylaws of the Issuer, a double voting right is attached to each registered ordinary share which is held in the name of the same shareholder for at least two years. As a result, double voting rights attach to the 5,612,224 Ordinary Shares held by Mr. Cren.

(b)	Percent of Class:

Based on 5,612,224 Ordinary Shares, Mr. Cren beneficially owned 14.6% of the Issuer’s outstanding Ordinary Shares, representing 23.4% of the total voting power of the Issuer’s outstanding Ordinary Shares.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,612,224

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,612,224

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2021
Date

/s/ Frédéric Cren
Frédéric Cren